February 14, 2014

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	AAR CORP.
Form 10-K for the fiscal year ended May 31, 2013
Filed July 26, 2013
Definitive Proxy Statement on Schedule 14A
Filed August 20, 2013
File No. 001-06263

Dear Mr. Humphrey:

On behalf of AAR CORP. (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 12, 2014 (the “Second Comment Letter”) regarding the Company’s above-referenced filings.  The Staff issued its Second Comment Letter in response to our letter dated February 11, 2014 (“First Response Letter”) in which we responded to the Staff’s first comment letter dated February 3, 2014 (the “First Comment Letter”).

For the convenience of the Staff’s review, we have repeated the comments contained in the Second Comment Letter, followed in each case by the Company’s response.

Form 10-K for the fiscal year ended May 31, 2013

Notes to consolidated financial statements

Note 16, Business segment information, page 65

Comment No. 1

We note your assertion in the first paragraph of your response that your operating segments are your reporting segments and, as such, meeting aggregation criteria is not applicable.  After reviewing the investor package as well as page 4 of Internal Information No. 2 as supplemental materials, please tell us how you concluded that the units comprising your Aviation Services Segment, (i) inventory management and distribution services; (ii) airlift services; and (iii) repair and engineering services, do not represent separate operating segments.  In this regard, the supplemental materials referenced above provide detailed revenue and profitability measures for each of these units as well as backlog information.  This appears that discreet financial information is not only available, but also that, based on its inclusion in the investor and Board presentations, it is regularly reviewed by the CODM.  As such, please support your assertion that these units do not represent separate operating segments under ASC 280-10-50-1.

Response:

We determined that (i) our Aviation Services segment is a single operating segment and (ii) our inventory management and distribution services, airlift services and repair and engineering services are not separate operating segments, in each case based on the definition of “operating segment” in ASC 280-10-50-1.

The Aviation Services segment meets the three-pronged definition of an “operating segment”: it engages in business activities from which it may earn revenues and incur expenses; its operating results are regularly reviewed by the CODM to make decisions about resource allocation and performance assessment; and its discrete financial information is available.  In contrast, the other business activities within the Aviation Services segment, including inventory management and distribution services, airlift services and repair and engineering services, fail to meet this definition, principally because their operating results are not regularly reviewed by David P. Storch, the Company’s CODM, in managing the business, allocating resources and assessing performance.

The Investor Relations information included with our First Response Letter supports our determination that Aviation Services is a single operating segment/single business segment and that the other business activities within this segment are not separate operating segments.  The Investor Relations package presents consolidated financial information about the Company as a whole (see, e.g., pages 13-15) and selected operating information about the Aviation Services segment and the Technology Products segment (see, e.g., pages 5-9).  It does not contain any financial or operating information about business activities below the segment line, except for a brief description of the business conducted at each segment.

The Board information included as “Internal Information No. 2” does contain certain financial data about the various business activities within the two segments.  However:

•                  Mr. Storch, as CODM, does not regularly review this below-the-segment line information. More importantly, he does not rely on this information in making decision as the CODM regarding performance assessment or resource allocation. Mr. Storch does not regularly review or rely on this information because it is not relevant to how he manages the Company, allocates resources and assesses performance.

•                  This information is not relevant because, as explained in our First Response Letter, Mr. Storch realigned the Company’s aviation activities to enable the Company to compete with larger and greater capitalized aviation/aerospace/defense companies.  At Mr. Storch’s direction, the realignment into an Aviation Services segment reflected the Company’s emphasis on broad service and product offerings in place of one-off business unit solutions; business team results rather than individual unit performance; and collaboration instead of isolation.  Mr. Storch established the Aviation Services segment to house the individual business activities providing the many aviation-related services at the Company, thereby positioning the Company to compete at a higher level against larger aviation/aerospace/defense companies. Decisions relative to the performance of the business and the allocation of resources are represented by the Aviation Services segment level information and not by any component unit within that segment.

•                  Our airlift services activities demonstrate Mr. Storch’s new management approach. In airlift services, profitability is significantly based upon aircraft availability.  Aircraft availability, in turn, depends upon successful maintenance, repair and supply chain solutions.  Accordingly, from the CODM’s perspective, the interdependence of the services and products within the Aviation Services segment contributes to the competitiveness of the segment and the Company as a whole.

•                  Some of the information historically included in the Board package was designed to respond to questions that directors had as to the performance of the Company under certain contracts, the progress of certain programs or other items of information below the segment level.  Since the segment realignment, directors have not asked for non-segment information, suggesting that the new segment presentation more accurately reflects not only how the directors view the business but also provides them with the information they need to know.

•                  Consistent with the above and following discussions with the Chairman of the Audit Committee, the Company has decided to eliminate all below-the-segment line information from the Board packages beginning with the next Board meeting in April 2014.

Comment No. 2

If you determine that each of these units is an operating segment, please support your aggregation of these operating segments in accordance with FASB ASC 280-10-50-11.  Your response should specifically address differences in economic characteristics of each unit presented in the table referenced above, as well [as] each unit’s type or class of customer.

Response:

Our three separate business activities within the Aviation Services segment do not constitute separate operating units for the reasons set forth above in our response to Comment No. 1 and in our First Response Letter.  Accordingly, we continue to conclude that the aggregation criteria under FASB 280-10-50-11 do not apply to the Company.

Comment No. 3

You indicate that Mr. Storch is your CODM.  However, as noted in ASC 280-10-50-5 the chief operating decision maker of a public entity may be a group consisting of the public entity’s president, executive vice presidents, and others.  Also, as noted in ASC 280-10-50-8, the chief operating decision maker may also be the segment manager for certain operating segments.  Further, a single manager may be the segment manager for more than one operating segment.  In this regard, we note that Mr. Romenesko, your former Chief Operating Officer, is the segment manager for your Aviation Services Segment, overseeing and the evaluating the performance of the three units within Aviation Services, (i) inventory management and distribution services, (ii) airlift services, and (iii) repair and engineering services, as well as three unit Vice Presidents.  Please provide us with Mr. Romenesko’s detailed job responsibilities.  In addition, please tell us how he assesses performance and allocates resources to each of the three units within Aviation Services.  With your response, please provide us with the internal reports that Mr. Romenesko reviews, as the segment manager, to assess performance.

Response:

We carefully examined the definition and interpretations of “Chief Operating Decision Maker” under the FASB rules and relevant accounting literature.  Based on that examination and the application of the definition and interpretations to the Company’s facts and circumstances, it was and is clear to us that Mr. Storch alone is the Company’s CODM for the reasons stated below.

David P. Storch.  Mr. Storch joined the Company in 1979 at a time when the Company’s annual revenues were approximately $118 million.  He became President of the Company in 1989 when annual revenues were approximately $406 million and Chief Executive Officer in 1996 when annual revenues were approximately $505 million.  Since 1989, Mr. Storch has been the principal architect of the Company’s business strategy.  This strategy has resulted in the Company growing its annual revenues to $2.1 billion in Fiscal 2013.

As Chief Executive Officer, Mr. Storch is the chief decision-maker at the Company. The scope of Mr. Storch’s decision-making authority is wide-ranging, including:  responsibility for the portfolio of services and products that comprise the Company’s two business segments; responsibility for the strategic direction of the Company (e.g., Mr. Storch navigated the Company’s emergence from the tragic events of September 11, 2001 when the Company suffered the loss of one-third of its revenues in the immediately following quarter); responsibility for the Company’s entrance into new business activities or expansion into existing businesses (e.g., airframe maintenance and airlift services) as well as its exit from other business activities (e.g., engine component repair); responsibility for acquisitions, divestitures, financings, senior management positions (hirings, terminations, promotions and compensation), facility expansions and strategic business initiatives; responsibility for the culture of the Company; and responsibility for relationships with employees, customers, stockholders and other key constituents of the Company.  The Company does not have an executive committee, management team or any other structure for the sharing of CODM responsibilities.

Mr. Storch, of course, delegates responsibilities to the segment managers and other officers of the Company in appropriate instances.  He also works closely with the Board to ensure that they are kept informed of the Company’s business activities and that they act on matters requiring their approval.

Timothy J. Romenesko.  Mr. Storch recommended and the Board approved the election of Timothy J. Romenesko as President and Chief Operating Officer of the Company in 2007.  Mr. Storch also appointed Mr. Romenesko as segment manager of the Aviation Services segment on an interim basis in the second quarter of Fiscal 2013.  Mr. Romenesko continues to hold both positions at the current time, although it is expected that a new segment manager of Aviation Services will be approved by Mr. Storch in the near future.

In his role as President and Chief Operating Officer of the Company, Mr. Romenesko’s responsibilities are principally focused on implementing the Company’s strategic plan; delivering financial and operating results in accordance with the annual business plan approved by Mr. Storch and reviewed by the Board; driving operational improvement across the Company; supporting marketing and sales efforts for the Company’s services and products; and maintaining relationships with the Company’s key customers and suppliers.  Mr. Romenesko reports directly to Mr. Storch.

In his role as segment manager of Aviation Services, Mr. Romenesko has primary responsibility for implementing the business strategy defined by Mr. Storch for Aviation Services.  Mr. Romenesko’s responsibility involves the rebranding and repackaging of the Company’s portfolio of services and products into an integrated total solutions offering for its customers that bolsters the Company’s competitive position.  Mr. Romenesko is responsible for managing the integration and increasing interdependencies of the various business activities within the segment.

Mr. Romenesko is not responsible for the allocation of resources and the assessment of performance on a Company-wide level, but he does have that responsibility at the segment level. He allocates resources and assesses performance at Aviation Services primarily by comparing actual results to plan targets and making adjustments as necessary or appropriate to enable the segment to meet its strategic objectives, as well as discussing a number of matters with his management team as outlined in the supplemental information to be separately provided by the Company, as described below.

As Aviation Services segment manager, Mr. Romenesko gives significant attention to below-the-segment line information and regularly reviews the performance of the multiple business activities within the segment.  He holds quarterly strategic planning sessions with the leaders of the various business activities within the Aviation Services segment, including three Group Vice Presidents that report directly to him. Mr. Storch, as CODM, does not attend these sessions. The quarterly strategic planning sessions address performance results, opportunities and challenges and efforts within the segment to cross-market and cross-sell services and products.

We will provide under separate cover a presentation given to Mr. Romenesko by a Group Vice President in Aviation Services at a strategic planning session in January 2013. This is the type of information regularly reviewed by Mr. Romenesko as segment manager of Aviation Services.

Supplemental Information

We are providing the materials identified in response to Comment No. 3 in paper form under separate cover pursuant to Regulation S-T, Rule 101(c)(2). We respectfully request that the Staff treat these materials confidentially and return them to the Company pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

In addition, we invite the Staff to talk with Mr. Storch, our CODM, and hear directly how he manages the Company, allocates resources and assesses performance.

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In connection with responding to your comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2075 or Michael J. Sharp, the Company’s Chief Accounting Officer, at (630) 227-2110.

Very truly yours,

/s/ John C. Fortson
John C. Fortson
Vice President, Chief Financial Officer and Treasurer
AAR CORP.